Exhibit 99.1

                                             FRESENIUS MEDICAL CARE AG
INVESTOR NEWS                                INVESTOR RELATIONS
                                             Else-Kroner-Str. 1
                                             D-61352 Bad Homburg

                                             Contact:

                                             Oliver Maier
                                             Phone: + 49 6172 609 2601
                                             Fax:   + 49 6172 609 2301
                                             E-mail: ir-fms@fmc-ag.com

                                             North America: Heinz Schmidt
                                             Phone: + 1 781 402 9000 Ext.: 4518
                                             Fax:   + 1 781 402 9741
                                             E-mail: ir-fmcna@fmc-ag.com

                                             Internet: http://www.fmc-ag.com
                                                       ---------------------


                  FRESENIUS MEDICAL CARE ANNOUNCES EXERCISE OF
                   CLASS D PREFERRED STOCK REDEMPTION RIGHTS *

        Bad Homburg, Germany - February 4, 2003 - Fresenius Medical Care AG (Frankfurt Stock Exchange: FME, FME3) (NYSE: FMS, FMS_p), the world's largest provider of dialysis products and services, and its United States subsidiary Fresenius Medical Care Holdings, Inc. ("FMCH") (OTC: FSMEM.OB, FSMEN.OB, FSMEO.OB and FSMEP.OB), today announced the exercise of FMCH's right to redeem all of the outstanding shares of the Class D Preferred Stock (the "Class D Shares") of FMCH.

        The Class D Shares were issued to the common shareholders of W.R. Grace & Co. in connection with the 1996 combination of the worldwide dialysis business of Fresenius AG with the dialysis business of W.R. Grace to form Fresenius Medical Care AG. The Class D Shares trade in the National Association of Security Dealer's OTC Bulletin Board under the symbol "FSMEP.OB".

* For further detail see Investor News March 27th, 2002 - also on the Internet under the IR section www.fmc-ag.com

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

        J.P. Morgan Chase Bank will serve as the payment and redemption agent for the redemption.

        Class D Shares that have been properly transmitted to, and received by, the redemption agent will be redeemed commencing on March 28, 2003 at a redemption price of $0.10 per share. FMCH intends to redeem the 89 million outstanding Class D Shares at a total cash outflow of approximately $9 million. This transaction will have no earnings impact for the Company.

        FMCH will arrange to mail to each Class D Shareholder of record as of February 11, 2003 a written notice of the redemption together with instructions for transmittal of Class D Share certificates to the redemption agent.



        Fresenius Medical Care AG is the world's largest integrated provider of products and services for individuals with chronic kidney failure, a condition that affects more than 1,100,000 individuals worldwide. Through its network of approximately 1,450 dialysis clinics in North America, Europe, Latin America and Asia-Pacific, Fresenius Medical Care provides dialysis treatment to approximately 110,100 patients around the globe. Fresenius Medical Care is also the world's leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products. For more information about Fresenius Medical Care, visit the Company's website at http://www.fmc-ag.com.
                                             ---------------------

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG's and Fresenius Medical Care Holdings, Inc.'s reports filed with the U.S. Securities and Exchange Commission. Neither Fresenius Medical Care AG nor Fresenius Medical Care Holdings, Inc. undertakes any responsibility to update the forward-looking statements in this release.

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